This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)
SEC File No. 333-170137
Subject to Completion
Preliminary Prospectus Supplement Dated April 19, 2011
PROSPECTUS SUPPLEMENT
(To prospectus dated October 29, 2010)
U.S.$

Province of Manitoba
(Canada)
     % Global Debentures Series       due

     The Province will pay interest on the debentures semi-annually in arrears on            and            of each year, beginning on            , 2011. The Province may not redeem the debentures prior to maturity.
     The Province is offering the debentures for sale in the United States and elsewhere where offers and sales of the debentures are permitted. The Province has undertaken to the underwriters to use all reasonable efforts to have the debentures admitted to the Official List of the UK Listing Authority and to trading on the regulated market of the London Stock Exchange as soon as possible after the closing of the issue. The Province cannot guarantee that these applications will be approved and settlement of the debentures is not conditional on obtaining the listing.

	Per Debenture	Total
Public offering price(1)%		U.S.$
Underwriting discount	%	U.S.$
Proceeds, before expenses, to the Province	%	U.S.$

(1)	Plus accrued interest from , 2011, if settlement occurs after that date.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     The debentures will be ready for delivery in book-entry form only through The Depository Trust Company, CDS Clearing and Depository Services Inc., Euroclear or Clearstream, Luxembourg, as the case may be, on or about April       , 2011.

CIBC	HSBC	National Bank of Canada Financial	RBC Capital Markets

The date of this prospectus supplement is April      , 2011.

TABLE OF CONTENTS
Prospectus Supplement
Prospectus

     Please note that in this prospectus supplement, all references to the “European Economic Area”, or “EEA”, are to the Member States of the European Union together with Iceland, Norway and Liechtenstein.

NOTICE REGARDING OFFERS IN THE EEA
     If and to the extent that this prospectus supplement is communicated in, or the offer of the debentures to which it relates is made in, any EEA Member State that has implemented the Prospectus Directive (a “Relevant Member State”) (together with any applicable implementing measures in any Member State, the “Prospectus Directive”), this prospectus supplement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Relevant Member State. The expression “Prospectus Directive” in this prospectus supplement means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measures in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.
     This prospectus supplement has been prepared on the basis that any offers of debentures in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the debentures. Accordingly, any person making or intending to make any offer in that Relevant Member State of the debentures which are the subject of the placement referred to in this prospectus supplement must only do so in circumstances in which no obligation arises for the Province or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither the Province nor the underwriters have authorized, nor do they authorize, the making of any offer of the debentures in circumstances in which an obligation arises for the Province or the underwriters to publish a prospectus supplement or prospectus for such offer.
     This is not a prospectus under the Prospectus Directive but an advertisement as defined in the Prospectus Directive and investors in the EEA should not subscribe for or purchase debentures once admitted to trading on the London Stock Exchange plc’s regulated market except on the basis of information in the Listing Prospectus (as defined below). The Province intends to file a single prospectus (the “Listing Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 as amended for the purpose of having the debentures admitted to trading on the London Stock Exchange plc’s regulated market as soon as possible after closing of this issue. Once approved, the Listing Prospectus will be published in accordance with the Prospectus Directive and investors will be able to view the Listing Prospectus on the website of the Regulatory News Service operated by the London Stock Exchange at http://www.londonstockexchange.com/exchange/news/market-news/market-news-home.html under the name of “Province of Manitoba” and the headline “Publication of Prospectus” and will be available for inspection during normal business hours at the office of Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom, and copies can be obtained without charge from the office of the Department of Finance, Treasury Division, Province of Manitoba, Legislative Building, Winnipeg, Manitoba, Canada R3C 0V8.
     This prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The debentures are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such debentures will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
     In connection with the issue of the debentures,            (or persons acting on its behalf) may over-allot debentures or effect transactions with a view to supporting the market price of the debentures at a level higher than that which might otherwise prevail. However, there is no assurance that            (or persons acting on its behalf) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the debentures is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the debentures and 60 days after the date of the allotment of the debentures. Any stabilization action or over allotment must be conducted by            (or persons acting on its behalf) in accordance with all applicable laws and rules.

ABOUT THIS PROSPECTUS SUPPLEMENT
     You should read this prospectus supplement together with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. You should rely only on the information incorporated by reference or contained in this prospectus supplement and the accompanying prospectus. The Province has not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement and the information contained in the accompanying prospectus is accurate only as of the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement or the accompanying prospectus or any sale of the debentures.
     The Province is offering to sell the debentures and seeking offers to buy the debentures only in jurisdictions where offers and sales are permitted.
     The debentures described in this prospectus supplement and the accompanying prospectus constitute a separate issue of debt securities of the Province. The debt securities of which the debentures form a part were registered under Registration Statement No. 333-170137 in accordance with the U.S. Securities Act of 1933.
     The Province is furnishing this prospectus supplement and the accompanying prospectus solely for use by prospective investors in connection with their consideration of a purchase of the debentures. The Province confirms that:
•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects as of their respective dates and is not misleading;
•	it has not omitted other facts which, because of their omission, make this prospectus supplement and the accompanying prospectus as a whole misleading as of their respective dates; and
•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.
FORWARD-LOOKING STATEMENTS
     This prospectus supplement contains forward-looking statements. Statements that are not historical facts, including statements about the Province’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Province undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. The Province cautions you that actual results could differ materially from those suggested in any forward-looking statement.

SUMMARY
     This summary must be read as an introduction to this prospectus supplement and the accompanying prospectus and any decision to invest in the debentures should be based on a consideration of this prospectus supplement and the accompanying basic prospectus as a whole, including the documents incorporated by reference.
Essential Characteristics of the Issuer
General Information
     The Province of Manitoba is located in the center of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. The Province has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.
     Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by the Province. Cultivated land comprises 30,000 square miles in the southern part of the Province. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.
     The estimated population of Manitoba on July 1, 2010 was 1,235,412 of whom approximately 750,000 lived in the Winnipeg Census Metropolitan Area. Winnipeg, the capital of the Province, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. The city is also a major rail, truck and air transportation hub by virtue of its geographical position in the center of the continent.
     The second largest city in the Province is Brandon, with a population of approximately 45,000. Brandon, in western Manitoba, is a major supply center for the agriculture industry, as well as an agriculture-related manufacturing center.
Constitutional Framework
     Canada consists of a federation of provinces and Federal territories. A constitutional division of powers between the Federal and provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the Constitution of Canada (the “Constitution”) was transferred to Canada.
     Under the Constitution, the Provinces are assigned jurisdiction over health care, education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. Each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as aboriginal persons, the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, foreign affairs, postal services, interprovincial transportation and communications undertakings.
     Various Constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Provincial Government
     The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to municipalities and semi-autonomous bodies such as school boards and regional health authorities.
     The executive power in the Province of Manitoba is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council.
     The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.
     The Legislative Assembly has 57 members who are elected for a term of five years subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the latest general election of members of the Legislative Assembly, held on May 22, 2007, the New Democratic Party was elected to a majority of seats. The next election must take place no later than October 4, 2011.

Economy

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2006	2007	2008	2009	2010	2006-2010
	(In millions of dollars unless otherwise indicated)
Nominal Gross Domestic Product	$45,150	$48,903	$51,065	$50,990	$53,528	5.4%
Change in Real Gross Domestic Product
Manitoba	3.3%	3.8%	1.7%	-0.9%	2.5%	2.2%
Canada	2.8	2.2	0.5	-2.5	3.1	1.2%
Manufacturing Shipments	$14,862	$16,185	$16,376	$14,622	14,378	1.6%
Farm Cash Receipts	3,688	4,344	4,801	4,882	4,819	6.8%
Capital Investment	7,837	8,903	10,008	10,410	10,699	9.4%
Personal Income	35,600	38,024	40,198	40,597	42,343	4.6%
Population at July 1 (in thousands)	1,184	1,194	1,206	1,222	1,235	0.9%
Average Unemployment Rate	4.3%	4.4%	4.2%	5.2%	5.4%	—
Change in Consumer Price Index (Manitoba)	2.0	2.0	2.3	0.6	0.8	—
Average exchange rate (C$ per U.S.$)	1.1341	1.0748	1.0660	1.1420	1.0298	—
Revenue and Expenses of the Government Reporting Entity

	Year Ended March 31,				Forecast
	2007	2008	2009	2010	2011(1)
	($ millions)
Total Revenue	11,433	12,496	12,763	12,647	13,130
Total Expenses	(10,948)	(11,938)	(12,312)	(12,848)	(13,597)

Summary Net Income (Loss)	485	558	451	(201)	(467)

Net Direct Funded and Guaranteed Borrowings

	As of March 31,				Forecast
	2007	2008	2009	2010	2011(1)
	(In millions of dollars)
Consisting of
Net Direct Funded Borrowings	$15,891	$18,003	$19,401	$20,820	$22,810
Net Provincial Guaranteed Borrowings	676	352	402	255	166

	$16,567	$18,355	$19,803	$21,075	$22,976

Issued for
General Government Programs(2)	$7,314	$8,966	$9,582	$10,852	$11,856
Self-Sustaining Purposes	8,720	8,891	9,748	10,158	11,069
Loans Payable to the Government of Canada and Government Business Enterprises(3)	533	498	473	65	51

	$16,567	$18,355	$19,803	$21,075	$22,976

General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	16.3%	18.4%	19.0%	21.6%	24.7%

(1)	Figures presented in this column represent estimates for the fiscal year ended March 31, 2011 set forth in the budget presented on April 12, 2011.

(2)	Total borrowings issued for Government General Programs include borrowings for Capital Assets, Teacher’s Retirement Allowance Fund and Civil Service Superannuation Fund.

(3)	Canadian generally accepted accounting principles (GAAP) for senior Government as recommended by the Canadian Institute of Chartered Accountants require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable.

Essential Characteristics of the debentures.

Issuer	Province of Manitoba

Securities Offered	U.S.$ aggregate principal amount of % Global Debentures Series due .

Maturity Date	, .

Interest Payment Dates	We will pay you interest in two equal semi-annual installments on and of each year, commencing on , 2011.

Interest Rate	% per year. Whenever it is necessary to compute any amount of interest in respect of the debentures other than with respect to regular semi-annual payments, we will calculate such interest on the basis of a 360-day year consisting of twelve 30-day months.

Redemption	We may not redeem the debentures prior to maturity and the debentures are not entitled to the benefit of any sinking fund.

Markets	We are offering to sell the debentures in North America, Europe and Asia in places where sales are permitted. See “Underwriting”.

Listing and Admission to Trading	We have undertaken to the underwriters to use all reasonable efforts to have the debentures admitted to the Official List of the UK Listing Authority and to trading on the regulated market of the London Stock Exchange as soon as possible after the closing of the issue. We cannot guarantee that these applications will be approved and settlement of the debentures is not conditional on obtaining the listing.

Form and Settlement	We will issue the debentures in the form of one or more fully registered global debentures registered in the name of the nominee of The Depository Trust Company (“DTC”). Beneficial interests in the debentures will be represented through book-entry accounts of financial institutions (including CDS Clearing and Depository Services Inc. (“CDS”), Euroclear Bank, S.A./N.V. and Clearstream Banking, société anonyme). Debentures will only be sold in denominations of U.S.$1,000 and integral multiples thereof. See “Description of Securities — Global Securities” in the accompanying prospectus.

Withholding Tax	Principal of and interest on the debentures are payable by us without withholding or deduction for Canadian withholding taxes to the extent permitted under applicable law, as set forth in this prospectus supplement. If the Province shall be required to withhold taxes or duties from any payments due under the debentures then, subject to customary exceptions, the Province will pay such additional amounts as may be necessary in order that every net payment of the principal of and interest on the debentures to any such holder will be not less than the amount provided for in the debentures.

Status of the debentures	The debentures constitute direct, general and unconditional, unsecured and unsubordinated, external indebtedness of the Province of Manitoba backed by the full faith of the Province of Manitoba. The debentures will be equal in right of payment among themselves with all of the Province’s present and future unsecured and unsubordinated external indebtedness.

Events of Default	In the event that (a) the Province shall default in the payment of any principal of, or interest on, any indebtedness for borrowed money as and when the same shall be due and payable, and such default shall continue for a period of fifteen (15) days, or (b) default shall be made in the due performance or observance by the Province of any covenant or agreement contained in the debentures or in the order of the Lieutenant Governor in Council of the Province pursuant to which the debentures were issued, and such default shall continue for a period of sixty (60) days, then at any time thereafter and during the continuance of such default, the registered owner of any debentures (or its proxy) may deliver or cause to be delivered to the Minister of Finance of the Province at his office in the City of Winnipeg, Province of Manitoba, Canada, a written notice that such owner elects to declare all or a portion of the principal amount of the debentures held by him to be due and payable, and on the thirtieth (30th) day after such notice shall be so delivered to the Minister of Finance, the principal amount of the debentures referred to in such notice plus accrued interest thereon shall become due and payable at the place for payment herein specified, unless prior to that time all such defaults theretofore existing shall have been cured.

Negative Pledge	The terms of the debentures will not contain a negative pledge.

Prescription	Under current Manitoba law, any payment of principal or interest on the debentures will become void unless closed within a period of six years from the date on which such principal or interest was due and payable.

Enforceability	The Province is a foreign government entity and your ability to sue the Province may be limited. The Province has not agreed to waive any immunity from jurisdiction, and it has not appointed an agent in the United States upon which process may be served for any purpose. If you obtain a judgment or order against the Province in a court outside Manitoba, you may not be able to enforce the judgment or order against the Province in Manitoba or elsewhere unless the Province agrees to waive its immunity. However, you may sue and obtain a judgment against the Province in the courts of Manitoba based on the debentures, and you are not required to obtain the consent of any public official or authority in order to do so. The Province does not have immunity in the courts of Manitoba from lawsuits based on the debentures whether or not the person who brings the lawsuit is a resident of Manitoba or a citizen of Canada. You are not required to serve written notice upon the Province before you sue.

If you obtain a judgment or order against the Province in the courts of Manitoba, you may not be able to enforce it by execution. However, under current law, your judgment or order must be paid by the Minister of Finance out of the Consolidated Fund together with any interest that may have accrued by law, unless the Province obtains a suspension of payment by court order pending an appeal or otherwise.

Governing Law	Manitoba law and Canadian law applicable in Manitoba.

CUSIP

Common Code

ISIN Code

RECENT DEVELOPMENTS
Recent Economic Developments
     The following table shows the changes in the main economic indicators for Canada and Manitoba for 2011 through the latest month reported over the comparable period in 2010.

		Percentage Changes for
		2011 Through Latest Month
	Latest Month	Reported over Comparable
	Reported	Period in 2010
		Canada	Manitoba

Foreign exports	February	8.9	12.9
Retail trade	January	1.4	2.2
Housing starts	March	(2.9)	(13.0)
Value of manufacturing sales	February	10.6	12.4
Value of building permits	February	5.0	22.1
Employment	March	1.9	1.9
Consumer Price Index	March	2.6	2.3

		Percentage of
	Latest Month	Labor Force
	Reported	Canada	Manitoba
Unemployment rate	April	7.8	5.3

USE OF PROCEEDS
     The net proceeds of the sale of the debentures will be approximately U.S.$            after deduction of underwriting discounts and commissions and certain expenses payable by the Province estimated at U.S.$           . The Province will use the proceeds for funding advances to the Manitoba Hydro-Electric Board and the remainder of the proceeds for general government programs.

DESCRIPTION OF THE DEBENTURES
     This prospectus supplement describes the terms of the debentures in greater detail than the accompanying prospectus and may provide information that differs from the accompanying prospectus. If the information in this prospectus supplement differs from the accompanying prospectus, you should rely on the information in this prospectus supplement.
     The debentures will be issued subject to a fiscal agency agreement, to be dated as of            , 2011, among the Province, Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent, and Citibank, N.A., London Branch, as additional paying agent and transfer agent. Holders of debentures will be bound by, and deemed to have notice of, the provisions contained in the fiscal agency agreement. A copy of the fiscal agency agreement may be obtained from the office of the London paying agent, Citibank, N.A., 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.
Payment Terms
     The debentures will:
•	be issued in an aggregate principal amount of U.S.$ ;
•	mature at par on , 20 ;
•	bear interest at % per year, accruing from , 2011;
•	pay interest in U.S. dollars on and of each year, commencing on , 2011, in immediately available funds. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any payment date is a day on which the law (or an executive order) at the place of payment permits or requires banking institutions to close, the Province will make the payment on the next banking day at such place and no interest on the debentures will accrue as a result of the delay in payment;
•	pay interest to persons in whose names the debentures are registered at the close of business on or , as the case may be, next preceding each interest payment date; and
•	not be redeemable before maturity and not be entitled to the benefit of any sinking fund.
Yield
     The yield,       %, is calculated as the semi-annual expected return based on the cash flows of the debentures assuming one continuous re-investment rate for periodic coupon payments. The yield is calculated at the issue date on the basis of the initial public offering price. It is not an indication of future yield.
Paying Agents and Transfer Agents
     Until the debentures are paid, the Province will maintain a paying agent in The City of New York. The Province has initially appointed Citibank, N.A. to serve as its principal paying agent. In addition, the Province will maintain a paying agent and a transfer agent in London if and for so long as any of the debentures are listed on the London Stock Exchange and if the rules of the Exchange or the Financial Services Authority require. The Province has initially appointed Citibank, N.A., London Branch, as additional paying agent and transfer agent in London. The Province will also ensure that it maintains a paying agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive. Debentures represented by definitive securities may be surrendered at the office of the London paying agent, if any, for payment of principal at maturity or on the date fixed for redemption.

Payment of Additional Amounts
     The principal of and interest on the debentures will be paid to any holder, who as to Canada or any province, political subdivision or taxing authority therein or thereof is a non-resident, without deduction for or on account of any present taxes or duties of whatsoever nature, imposed or levied by or within Canada, or any province, political subdivision or taxing authority therein or thereof. If the Province shall be required to withhold any taxes or duties from any payments due under the debentures, the Province will pay such additional amounts (the “Additional Amounts”) as may be necessary in order that every net payment of the principal of and interest on the debentures to any such holder will be not less than the amount provided for in the debentures. The Province shall not, however, be obliged to pay such Additional Amounts on account of any such taxes or duties to which any holder is subject otherwise than by reason of his ownership of debentures or the receipt of income therefrom or which become payable as a result of any debenture being presented for payment on a date more than 30 days after the date on which the same becomes due and payable, or the date on which payment thereof is duly provided for, whichever is later. In addition, the Province also shall not be obliged to pay Additional Amounts where such withholding or deduction is imposed on a payment to an individual and as required to be made pursuant to European Union Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive or presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant debenture to another paying agent in a Member State of the European Union.
Events of Default
     In the event that (a) the Province shall default in the payment of any principal of, or interest on, any indebtedness for borrowed money as and when the same shall be due and payable, and such default shall continue for a period of fifteen (15) days, or (b) default shall be made in the due performance or observance by the Province of any covenant or agreement contained in the debentures or in the order of the Lieutenant Governor in Council of the Province pursuant to which the debentures were issued, and such default shall continue for a period of sixty (60) days, then at any time thereafter and during the continuance of such default, the registered owner of any debentures (or its proxy) may deliver or cause to be delivered to the Minister of Finance of the Province at his office in the City of Winnipeg, Province of Manitoba, Canada, a written notice that such owner elects to declare all or a portion of the principal amount of the debentures held by him to be due and payable, and on the thirtieth (30th) day after such notice shall be so delivered to the Minister of Finance, the principal amount of the debentures referred to in such notice plus accrued interest thereon shall become due and payable at the place for payment herein specified, unless prior to that time all such defaults theretofore existing shall have been cured.
Governing Law
     The debentures will be governed by, and construed in accordance with, the laws of the Province of Manitoba and the laws of Canada applicable therein.
Notices
     If and for so long as the debentures are admitted to the Official List of the UK Listing Authority and to trading on the regulated market of the London Stock Exchange and the rules of the London Stock Exchange or the Financial Services Authority so require, the Province will publish any notices to holders of the debentures in a leading newspaper having general circulation in London, such as the Financial Times. If publication in a leading newspaper in London is not practicable, the Province will give notices in another way consistent with the rules of the London Stock Exchange and the Financial Services Authority.

UNDERWRITING
     Subject to the terms and conditions of an underwriting agreement, dated April  , 2011, the underwriters named below have each agreed to purchase, severally but not jointly, and the Province has agreed to sell to them, the principal amount of debentures set forth below opposite their names.

Principal Amount
Underwriter	of Debentures
CIBC World Markets Corp.	U.S.$
HSBC Securities (USA) Inc.
National Bank of Canada Financial
RBC Capital Markets, LLC
Bank of America Merrill Lynch
Toronto-Dominion Securities
Scotia Capital (USA) Inc.
Bank of Montreal
Casgrain & Company (USA) Limited

Total	U.S. $

     The underwriters have agreed to purchase all of the debentures if any are purchased. In the event of default by any underwriter, the underwriting agreement provides that, in certain circumstances, the other underwriters’ purchase commitments may be increased or the underwriting agreement may be terminated. Either the Province or the underwriters may terminate that commitment if, in the reasonable judgment of the Province or the underwriters, there is a material adverse change in national or international financial, political or economic conditions or currency exchange rates or currency controls.
     The underwriters plan to offer part of the debentures directly to the public at the price set forth on the cover page of this prospectus supplement. They also may sell part of the debentures to dealers at the same price less a concession not in excess of      % in respect of the principal amount of the debentures. After the initial offering of the debentures, the underwriters may vary the offering price and other selling terms.
     In connection with the issue of the debentures,            (or persons acting on its behalf) may over-allot debentures or effect transactions with a view to supporting the market price of the debentures at a level higher than that which might otherwise prevail. However, there is no assurance that            (or persons acting on its behalf) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the debentures is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the debentures and 60 days after the date of the allotment of the debentures. Any stabilization action or over allotment must be conducted by            (or persons acting on its behalf) in accordance with all applicable laws and rules.
     Although the Province has undertaken to the underwriters in the underwriting agreement to use all reasonable efforts to apply to have the debentures admitted to the Official List of the UK Listing Authority and to trading on the regulated market of the London Stock Exchange as soon as possible after the day of the issue, these debentures are a new issue with no established trading market. The underwriters have advised the Province that they intend to make a market in these debentures. However, they are not obligated to do so and may discontinue their market-making activities at any time and without notice. Neither the Province nor the underwriters can give any assurances that a trading market for the debentures will develop, or that the liquidity of any such trading market (if one does develop) will be favorable.
     Purchasers of the debentures may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth above.
     The Province has agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of any of these liabilities. The Province has also agreed to pay the underwriters up to U.S.$            as partial reimbursement of their expenses. Save for the

underwriting discount, so far as the Province is aware, no person involved in the issue of the debentures has a material interest in the offer.
     Each of the underwriters has agreed that it has not offered, sold or delivered, and it will not offer, sell or deliver, any of the debentures, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the debentures, in or from any jurisdiction except under circumstances that will to the best of its knowledge and belief after reasonable inquiry result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on the Province except as set forth in the underwriting agreement.
     The following EEA, United Kingdom, Italian and French selling restrictions supplement and amend the selling restrictions in the accompanying prospectus under “Plan of Distribution”.
European Economic Area
     In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the debentures which are the subject of the offering contemplated by the underwriting agreement to the public in that Relevant Member State other than:
(a)	to any legal entity which is a qualified investor as defined in the Prospective Directive;
(b)	to fewer than 100 or, if the Relative Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural persons or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospective Directive, subject to obtaining the prior consent of in any such offer; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;
provided that no such offer of debentures shall require the Province or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
     For the purposes of this section, the expression an “offer of debentures to the public” in relation to any debentures in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the debentures to be offered so as to enable an investor to decide to purchase or subscribe the debentures, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” has meaning ascribed to it on page S-5 hereof.
United Kingdom
     Each of the underwriters severally represents and agrees that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue and sale of the debentures in circumstances in which Section 21(1) of the FSMA does not apply to the Province; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the debentures in, from or otherwise involving the United Kingdom.
Italy
     The offering of the debentures has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, each underwriter has represented and agreed that it has not offered, sold or delivered, and will not offer, sell or deliver, any debentures in the Republic of Italy in a solicitation to the public, and that sales of debentures in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

Each underwriter has represented and agreed that it will not offer, sell or deliver the debentures or distribute copies of this prospectus supplement, the accompanying prospectus or any other document relating to the debentures in the Republic of Italy except:
(1)	to Qualified Investors (investitori qualificati), as defined in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended (“Decree No. 58”) and as defined under Article 34-ter, first paragraph, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“CONSOB Regulation No. 11971”); or
(2)	in other circumstances where an express exemption from compliance with the public offering restrictions applies, as provided under Article 100 of Decree No. 58 or CONSOB Regulation No. 11971.
Any offer, sale or delivery of the debentures or distribution of copies of this prospectus supplement, the accompanying prospectus or any other document relating to the debentures in the Republic of Italy must be:
(a)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended (the “Banking Act”), Decree No. 58 and CONSOB Regulation No. 16190 of 29 October 2007 (as amended from time to time) and any other applicable laws and regulations;
(b)	in compliance with Article 129 of the Banking Act, as amended, and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy; and
(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or the Bank of Italy.
Please note that in accordance with Article 100-bis of the Consolidated Financial Services Act, where no exemption from the rules on public offerings applies under (1) and (2) above, the subsequent distribution of the debentures on the secondary market in the Republic of Italy must be made in compliance with the public offer and the prospectus requirement rules provided under the Consolidated Financial Services Act and CONSOB Regulation No. 11971. Failure to comply with such rules may result in the sale of such debentures being declared null and void and in the liability of the intermediary transferring the financial instruments for any damages suffered by the investors.
France
     Each of the underwriters has represented and agreed that it has not offered or sold and will not offer or sell, directly or indirectly, debentures to the public in France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this prospectus supplement, the accompanying prospectus or any other offering material relating to the debentures, and that such offers, sales and distributions have been and will be made in France only to (a) providers of investment services relating to portfolio management for the account of third parties, and/or (b) qualified investors (investisseurs qualifiés) other than individuals, all as defined in, and in accordance with, articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier. This prospectus supplement and the accompanying prospectus prepared in connection with the debentures have not been submitted to the clearance procedures of the Autorité des marchés financiers.

SOURCES OF INFORMATION
     All financial information regarding the Province is obtained from the Public Accounts for the Province of Manitoba or prepared by the Department of Finance. It is included on the authority of the Minister of Finance.

GENERAL INFORMATION
Listing
     The Province has undertaken to the underwriters to use all reasonable efforts to have the debentures admitted to the Official List of the UK Listing Authority and to trading on the regulated market of the London Stock Exchange in accordance with its rules as soon as possible after the closing of the issue.
Authorization
     The creation and issue of the debentures have been authorized pursuant to Order in Council No.      , dated            , 2011, pursuant to The Financial Administration Act (Manitoba).
Litigation
     The Province is not involved in any litigation or arbitration proceedings relating to claims or amounts which are material in the context of the issue of the debentures, except for litigation or proceedings described in this prospectus supplement and the accompanying prospectus. The Province is not aware of any such litigation or arbitration proceedings pending or threatened.
Clearing
     DTC, CDS, Euroclear and Clearstream, Luxembourg have accepted the debentures for clearance through their clearance systems. The address of DTC is 55 Water Street, New York, New York 10041-0099, United States of America and the address of CDS is 85 Richmond Street West, Toronto, Ontario, Canada M5H 2C9. The address of Euroclear is 3 Boulevard du Roi Albert II, B.1210, Brussels, Belgium and the address of Clearstream, Luxembourg is 42 Avenue J.F. Kennedy, L-1855 Luxembourg. The securities codes are:

CUSIP	ISIN	Common Code

Legal Opinions
     An opinion as to the validity of the debentures will be provided, on behalf of the Province, by one of the following: the Minister of Justice and Attorney General, the Deputy or Assistant Deputy Attorney General, the Director or Assistant Director of Civil Legal Services of the Department of Justice of the Province, or a Crown Counsel of the Department of Justice of the Province.
     An opinion as to the validity of the debentures will also be provided by counsel to the underwriters, Thompson Dorfman Sweatman LLP, 2200-201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3L3, and Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, United States of America. Sullivan & Cromwell LLP will rely as to matters of Canadian and Manitoba law on the opinions of Thompson Dorfman Sweatman LLP and whoever of the persons listed above provides an opinion on behalf of the Province. Thompson Dorfman Sweatman LLP and whoever of the persons listed above provides an opinion on behalf of the Province will rely as to matters of United States law on the opinion of Sullivan & Cromwell LLP.
No Material Changes
     Except as disclosed in the accompanying prospectus and in this Prospectus Supplement in the section entitled “Recent Developments — Revised Budget Forecast”, there has been no material adverse change in the financial condition of the Province which is material in the context of the issue of the debentures since March 31, 2010.

PROVINCE OF MANITOBA
Ministry of Finance
Legislative Building
Winnipeg, Manitoba
R3C 0V8 Canada
(Tel: (204) 945-1180)
UNDERWRITERS

CIBC World Markets Corp. 300 Madison Avenue 5th Floor New York, New York 10017 United States of America	HSBC Securities (USA) Inc. 452 Fifth Avenue 10th Floor New York, New York 10018 United States of America	National Bank of Canada Financial 65 East 55th Street New York, New York 10022 United States of America	RBC Capital Markets, LLC Three World Financial Center – 8th Floor 200 Vesey Street New York, New York 10281 United States of America
LEGAL ADVISORS

To Province of Manitoba	To the Underwriters

C. Lynn Romeo 730-405 Broadway Winnipeg, Manitoba R3C 3L6 Canada	Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 United States of America	Thompson Dorfman Sweatman LLP 2200-201 Portage Avenue Winnipeg, Manitoba R3B 3L3 Canada

As to United Kingdom Listing Authority listing requirements

Ogilvy Renault LLP 3 More London Riverside London SE1 2AQ United Kingdom
REGISTRAR, FISCAL, TRANSFER AND PRINCIPAL PAYING AGENT
Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013
United States of America
ADDITIONAL PAYING AND TRANSFER AGENT
Citibank, N.A., London Branch
21st Floor, Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

U.S.$
Province of Manitoba
(Canada)
     % Global Debentures Series       due

PROSPECTUS SUPPLEMENT

CIBC
HSBC
National Bank of Canada Financial
RBC Capital Markets
April       , 2011